                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                ---------------

                                   FORM 10-SB
                                AMENDMENT NO. 3

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                               PENNACO ENERGY, INC.
                 (Name of Small Business Issuer in its charter)

                  NEVADA                                       88-0384598
     (State or other jurisdiction of                      (IRS Employer ID No.)
      incorporation or organization)

       1050 17TH STREET, SUITE 700
              DENVER, COLORADO                                    80265
  (Address of Principal Executive Office)                       (Zip Code)

          ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE:  303-629-6700

          -------------------------------------------------------------

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

   Title of each class                           Name of each exchange on
   to be so registered                    which each class is to be registered
   -------------------                    ------------------------------------
          None

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                            Common Stock, par value $.001


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

FORWARD-LOOKING STATEMENTS

     THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE ACTUAL RESULTS OF THE COMPANY COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS INCLUDING THOSE SET FORTH IN "RISK FACTORS" AND ELSEWHERE IN THIS REGISTRATION STATEMENT.

OVERVIEW

     Pennaco Energy, Inc. (the "Company") is an independent energy company primarily engaged in the acquisition, development and production of natural gas from coal bed methane ("CBM") properties in the Rocky Mountain region of the United States. As of October 23, 1998, the Company owned oil and gas lease rights with respect to approximately 465,000 net acres and option rights to acquire lease rights in approximately 27,000 net acres in the Powder River Basin in northeastern Wyoming and southeastern Montana. The Company acquired this acreage for approximately $16 million during fiscal year 1998. The Company also possesses a management team that is experienced in the development of CBM properties. The Company initiated its drilling program on November 15, 1998 and had drilled approximately 27 net wells as of December 18, 1998. The Company plans to drill approximately 40 net CBM wells in the Powder River Basin by year-end 1998, and approximately 500 gross CBM wells in 1999. The wells the Company has drilled to date have taken an average of three days to drill and are in various stages of completion awaiting construction of gathering and compression systems and connection to a pipeline. The success of the Company's drilling program (including the magnitude of any potential reserves) cannot be determined until the wells are completed, connected to a gathering system and flow tested for a significant period of time. The Company estimates that its capital expenditures will total approximately $7.0 million for the fourth quarter of 1998, which will be allocated approximately 30% to drilling and completion and 70% to lease acquisition.

     As of the date hereof, the Company has not produced any oil or gas nor does it currently have the ability to produce any oil or gas. Certain of the Company's undeveloped oil and gas properties have reserves classified as proved undeveloped; however, such amounts are not significant. While the Company believes that it has assembled an attractive acreage position, there can be no assurance that such acreage contains significant amounts of natural gas reserves nor that such reserves, if any can ever be economically developed.

     Some of the largest coal seams in the United States are found in the Powder River Basin. A coal seam is a layer of coal of variable thickness which is found below the surface of the ground but which may also outcrop at the surface. The CBM wells in the Powder River Basin are 350 to 1,200 feet in depth and typically take only one to two days to drill. Because of the relatively short drill time, these wells have relatively low drilling and completion costs (approximately $50,000 to $60,000 per well). The CBM gas recovered from the wells in this region does not require treatment or processing but does require dehydration and compression.

     Drilling and production growth in the Powder River Basin is currently impeded by two principal factors: (i) a natural gas pipeline bottleneck which restricts the movement of natural gas out of the Powder River Basin, and (ii) the completion of an environmental impact statement ("EIS") by the Bureau of Land Management ("BLM") with respect to a portion of the federal lands in the basin. The Company believes that currently there are over 600 producing wells in the Powder River Basin. Without producing wells it is impossible to estimate proved hydrocarbon reserves. Additionally, without a means of transportation for production, it becomes economically unfeasible to produce natural gas. The Company believes that this delay has provided the opportunity for the Company to establish an acreage position at reasonable cost. However, these same factors could adversely impact the Company's ability to produce and market natural gas. Operators are currently competing for the limited number of drilling permits allowed on federal lands by the BLM until the EIS is complete and sufficient pipeline capacity has been constructed to transport any additional production. The EIS was originally scheduled for completion in May 1999, but has been delayed until July 1999. Several pipeline construction and expansion projects have been proposed, two of which are permitted and acquiring rights of way. It is currently anticipated that the pipeline take-away capacity will increase significantly in late 1999, although there can be no reassurance in this regard.

     The Company is filing this Form 10-SB on a voluntary basis. Pursuant to a private placement of its equity securities that was completed on September 4, 1998, the Company agreed with the purchasers that it would register its common stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Act"). It is the Company's intention, in the event that its obligation to file reports under the Act is suspended, to continue to file such reports on a voluntary basis.

     The Company currently maintains its principal executive offices at 1050 17th Street, Suite 700, Denver, CO 80265. The Company's telephone number is (303) 629-6700 and the facsimile number is (303) 629-6800. The Company also maintains an office at 3651 Lindell Road, Suite A, Las Vegas, Nevada 89103 and a field office at 400 South Miller Avenue, Gillette, Wyoming 82716.

RECENT DEVELOPMENTS

CMS TRANSACTION

     On October 23, 1998, the Company and CMS Energy Corporation's exploration and production unit, CMS Oil and Gas Company, signed a definitive purchase and sale agreement (the "CMS Agreement") relating to the development of the Company's Powder River Basin acreage (the "CMS Transaction").
Pursuant to the terms of the CMS Agreement, CMS Oil and Gas Company will acquire an undivided 50% working interest in approximately 490,500 net acres of Pennaco's leasehold position in the Powder River Basin for $28.0 million. The Company acquired the leasehold position which is being conveyed to CMS in the CMS Transaction for approximately $7.0 million. The purchase price provided for in the CMS Agreement was the result of arm's length negotiations between the Company and CMS. The CMS Agreement provides for the development of the Company's lease acreage, with Pennaco and CMS each operating approximately 50% of the wells drilled in the area of mutual interest. As is customary in oil and gas leasehold transactions, the agreement provides for the adjustment of the purchase price for title defects discovered prior to closing and for the opportunity for one party to participate in acquisitions made by the other party in the area of mutual interest defined in the agreement. The agreement also provides for a preferential purchase right to the other party in the event either CMS or the Company attempts to sell all or a portion of its interest in the acreage covered by the agreement. All of the leases in the area of mutual interest are dedicated to CMS Gas Transmission and Storage, an affiliate of CMS Oil and Gas, for gathering, compression and transportation.

     Pursuant to the terms of the CMS Transaction, CMS agreed to pay Pennaco $5.6 million of earnest money in the form of a bridge loan (the "CMS Bridge Loan") secured by substantially all of the Company's oil and gas leases. Approximately $3.2 million of such amount was paid directly to existing creditors of the Company. The Company intends to use the balance for general corporate purposes. The CMS Transaction is structured such that the conveyance of the working interests will occur at two separate closings. The first closing occurred on November 20, 1998 and the second closing is scheduled to occur on January 15, 1999. The Company received $7.6 million at the first closing and will receive $14.8 million at the second closing subject to customary closing adjustments. The CMS Bridge Loan will be canceled if both closings occur or if the buyer wrongfully fails to close or fails to meet the seller's conditions to closing. The CMS Transaction is subject to cancellation if the title to greater than 20% of the lease acreage subject to the CMS Agreement is deemed defective and incurable. Further, the second closing is contingent upon the continued accuracy of the Company's representations and warranties under the CMS agreement and other customary conditions.

COMMENCEMENT OF DRILLING PROGRAM

     On November 15, 1998 the Company initiated its drilling program with the drilling of its first well in the Powder River Basin. As of December 18, 1998, the Company had drilled approximately 27 net wells. The Company plans to drill 40 CBM wells by the end of the fourth quarter of 1998, most of which will be drilled on a 100% working interest basis. In 1999, the Company plans to drill as many as 500 gross wells, the majority of which will be part of the CMS Agreement. To date, the Company's wells have taken an average of three days to drill. The 1999 drilling program with CMS is subject to the development of a mutually acceptable drilling plan. In the fourth quarter of 1998, the Company expects capital expenditures for drilling to be approximately $2.0 million.

     Pursuant to a drilling agreement with CBM Drilling, LLC ("CBMD"), the Company prepaid $360,000 of drilling costs to ensure that drilling rigs appropriate for Powder River Basin drilling are available for the Company's planned drilling program. CBMD currently has four drilling rigs that are primarily dedicated to the Company's drilling program.

CLOSING OF PENDING LEASE ACQUISITIONS

     The Company closed a series of transactions in November and December of 1998 which resulted in the addition of approximately 10,000 net acres of leasehold to the Company's acreage inventory for a total cost of approximately $2.6 million. This acreage is not included in the CMS Transaction but was included in the Company's September 30, 1998 financial statements as pending acquisitions subject to various definitive agreements.

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                                   RISK FACTORS

     NO OPERATING HISTORY AND REVENUES. The Company is a development stage company with no revenues or income and is subject to all the risks inherent in the creation of a new business. Since the Company's principal activities to date have been limited to organizational activities, prospect development, acquisition of leasehold interests and commencement of a drilling program, it has no record of any revenue-producing operations. Consequently, there is no operating history upon which to base an assumption that the Company will be able to achieve its business plans.

     DEPENDENCE ON GATHERING, COMPRESSION AND TRANSPORTATION FACILITIES. If the Company begins production of natural gas, the marketability of its production will depend in part upon the availability, proximity and capacity of gas gathering and compression systems, pipelines and processing facilities. Based upon future production estimates for the Company and the Powder River Basin, additional pipeline capacity will be needed as early as the beginning of 1999. Pipeline demand in the area is increasing as CBM development activity continues to expand. The Company's core land position is located in an area near the development activity. The terms of the CMS Agreement provide that Pennaco and CMS Oil and Gas establish an Area of Mutual Interest ("AMI") around the Company's acreage and that both Pennaco and CMS Oil and Gas dedicate all of the acreage in the AMI to CMS Gas Transmission and Storage Company ("CMSGT&S") for gathering, compression and transportation, which shall be provided at competitive rates and tariffs. CMSGT&S is currently involved in negotiations to either join other projects or build its own infrastructure. Meanwhile, outside of the AMI, the Company is engaged in negotiations with several pipeline companies to lay pipeline to the Company's planned drillsites, and to gather, compress and transport gas. However, as of yet no agreements have been entered into with any of these companies. Unless and until the Company is able to obtain satisfactory arrangements for the transport and marketing of its gas, both within and outside of the AMI, the Company may experience delays, possibly significant, in connection with its efforts to generate revenues from the sale of gas. Further, there is limited pipeline capacity outside of the Powder River Basin which will require expansion and new construction to accommodate the increasing production. The expansion of the pipeline capacity is likely to require significant capital outlays by the pipeline companies and the related plans and specifications are subject to government regulatory review, permits and approvals. This approval process may result in delays in the commencement and completion of any pipeline construction project. No assurance can be given by the Company that certain of its wells will not be shut in for significant periods of time due to the lack of capacity in existing pipelines. There can be no assurance that such capacity will be completed on a timely basis or that the Company will be permitted to transport any volumes thereon.

     In addition, federal and state regulation of gas and oil production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce, gather and transport its natural gas. If market factors were to change materially, the financial impact on the Company could be substantial. Most gas transportation contracts will require the Company to transport minimum volumes. If the Company transports smaller volumes, it may be liable for damages proportional to the shortfall.

     RELIANCE ON CMS TRANSACTION. The Company entered into the CMS Transaction in order to obtain the funds necessary to implement its business plan. There is no assurance that the Company will close the CMS Transaction or be able to obtain additional funding in the future if and when it is needed.

     BRIDGE LOAN. A foreclosure and forfeiture of the collateral pledged to secure the CMS Bridge Loan would end the Company's development and drilling activities in the Powder River Basin and threaten the viability of the Company.

     LEASE ACQUISITION RISKS. It is customary in the oil and gas industry to acquire a lease interest in a property based upon a preliminary title investigation. If the title to the leases acquired by the Company prove to be defective, the Company could lose the costs of acquisition and any development, or incur substantial costs for curative title work. Oil and gas leases generally call for annual rental payments and the payment of a percentage royalty on the oil and gas produced. Courts in many states have interpreted oil and gas leases to include various implied covenants, including the lessee's implied obligation to develop the lease diligently, to prevent drainage of oil and gas by wells on adjacent land, to seek diligently a market for production, and to operate prudently according to industry standards. Oil and gas leases with similar language may be interpreted quite differently depending on the state in which the property is located. Issues decided differently in two states may not yet have been decided by the courts of a third state, leading to uncertainty as to the proper interpretation. For instance, royalty calculations can be substantially different from state to state, depending on each state's interpretation of typical lease language concerning the costs of production. There can be no assurance that the leases will be free from litigation concerning the proper interpretation of the lease terms. Adverse decisions could result in material costs to the Company or the loss of one or more leases.

     VOLATILITY OF OIL AND GAS MARKETS. If the Company begins production, the Company's revenues, profitability and future rate of growth will be substantially dependent upon prevailing market prices for natural gas and oil, which can be extremely volatile and in recent years have been depressed by excess domestic and imported supplies. In addition to market factors, actions of state and local agencies, the United States and foreign governments, and international cartels affect oil and gas prices. All of these factors will be beyond the control of the Company. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of natural gas and oil. There is no assurance that the Company will be able to produce oil or gas on an economic basis in light of prevailing market prices. If the Company is able to produce natural gas, any substantial or extended decline in the price of natural gas would have a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity and could reduce both the value and the amount of the Company's oil and gas reserves.

     PROPERTY ACQUISITION AND COMPETITION. Competition for prospects and producing properties is intense. The Company has been competing and will continue to compete with a number of other potential purchasers of prospects and producing properties, many of which will have greater financial resources than the Company. The bidding for prospects has become particularly intense in the Powder River Basin with different bidders evaluating potential acquisitions with different product pricing parameters and other criteria that result in widely divergent bid prices. The presence of bidders willing to pay prices higher than are supported by the Company's evaluation criteria could further limit the ability of the Company to acquire prospects. In addition, low or uncertain prices for properties can cause potential sellers to withhold or withdraw properties from the market. In this environment, there can be no assurance that there will be a sufficient number of suitable prospects available for acquisition by the Company or that the Company can sell prospects or obtain financing for or participants to join in the development of prospects.

     In addition to competition for leasehold acreage in the Powder River Basin, the oil and gas exploration and production industry is intensely competitive as a whole. The Company will compete against established companies with significantly greater financial, marketing, personnel, and other resources than the Company. Such competition could have a material adverse effect on the Company's ability to execute its business plan as well as profitability.

     SHUT-IN WELLS, CURTAILED PRODUCTION, AND OTHER PRODUCTION INTERRUPTIONS. In the event that the Company manages to initiate production and generate income from its CBM properties, such production may be curtailed or shut-in for considerable periods of time due to a lack of market demand, government regulation, pipeline and processing interruptions, allocations, diminished pipeline capacity, force majeure and such curtailments may continue for a considerable period of time. There may be an excess supply of gas in areas where the Company's operations will be conducted. In such an event, it is possible that there will be no market or a very limited market if the Company does generate production in the future. There is also the possibility that drilling rigs may not be available when needed and there may be shortages of crews, equipment and other manpower requirements.

     UNINSURED RISKS. The Company may not be insured against losses or liabilities which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons. The Company currently carries well control insurance as well as property and general liability insurance.

     OPERATING HAZARDS. The oil and natural gas business involves certain operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company if it begins commercial production. In addition, the Company may be liable for environmental damage caused by previous owners of property purchased or leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in losses to the Company. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The Company may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's financial condition and results of operations. In addition, pollution and environmental risks generally are not fully insurable.

     WATER DISPOSAL. The Company believes that the water produced from the Powder River Basin coal seams, once the Company begins development activities, will be low in total dissolved solids, allowing the Company to discharge the water with minimal environmental impact. However, if non-potable water is discovered, it may be necessary to install and operate evaporators or to drill disposal wells to re-inject the produced water back into the underground rock formations adjacent to the coal seams or to lower sandstone horizons. In the event the Company is unable to obtain the appropriate permits, non-potable water is discovered or if applicable laws or regulations require water to be disposed of in an alternative manner, the costs to dispose of produced water will increase and these costs could have a material adverse effect on the Company's operations in this area and the profitability of such operations including rendering future production and development uneconomic.

     REGULATION. The oil and gas industry is extensively regulated by federal, state and local authorities. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. Substantial penalties may be assessed for noncompliance with various applicable statutes and regulations, and the overall regulatory burden on the industry increases its cost of doing business and, in turn, decreases its profitability. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration.

     FEDERAL AND STATE TAXATION. Federal and state income, severance, franchise, excise, and other tax laws are of particular significance to the oil and gas industry. Recent legislation has eroded previous benefits to oil and gas producers, and any subsequent legislation may continue this trend. The states in which the Company conducts its oil and gas activities also impose taxes, including, without limitation, real and personal property taxes, upon the ownership or production of oil and gas within such states. There can be no assurance that the tax laws will not be changed or interpreted in the future in a manner which adversely affects the Company.

     RELIANCE UPON DIRECTORS AND OFFICERS. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its officers who will exercise control over the day to day affairs of the Company, and upon its directors, some of whom are engaged in other activities, and will devote limited time to the Company's activities. Currently several employees of the Company are not employed by the Company on a full time basis and are serving in their respective capacities as consultants. This situation will continue until the Company's business warrants and the Company is able to afford an expanded staff. There can be no assurance given that the volume of business necessary to employ all essential personnel on a full time basis will be obtained nor that the Company's proposed operations will prove to be profitable. The Company will continue to be highly dependent on the continued services of its executive officers, and a limited number of other senior management and technical personnel. Loss of the services of one or more of these individuals could have a material adverse effect on the Company's operations. The Company does have employment agreements with several of its executive officers. The Company does not maintain key person life insurance on any of its executive officers.

     NON-ARM'S LENGTH TRANSACTIONS AND RELATED PARTY TRANSACTIONS. The number of shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company or options to purchase shares of Common Stock issued to present stockholders of the Company for cash and/or services was arbitrarily determined and may not be considered the product of arm's length transactions. It is anticipated that the Company may deal with related parties when contracting for acquisition and development projects. In certain circumstances, the fairness of such transactions will be reviewed and approved by members of the Board of Directors that do not have interests therein. It is anticipated that there will not be any other review as to the fairness of the Company's dealings with related parties. A director of the Company, Mark A. Erickson, is also the President of R.I.S. Resources (USA), Inc. ("RIS USA"), a wholly owned subsidiary of R.I.S. Resources International Corp. ("RIS"), and serves as a director of RIS. RIS is engaged in the gathering, processing and marketing of natural gas. RIS owns approximately 26% of the outstanding shares of the Company.

     INDEMNIFICATION OF OFFICERS AND DIRECTORS FOR SECURITIES LIABILITIES. The bylaws of the Company provide that the Company may indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Nevada Business Corporation Act.
 Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such officers, directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     LIMITED MARKET FOR SECURITIES. At present, a limited market exists for the Company's Common Stock in the OTC Bulletin Board system. There can be no assurance that the OTC Bulletin Board will provide adequate liquidity or that a trading market will be sustained. A purchaser of stock may, therefore, be unable to resell shares purchased should the purchaser desire to do so. The Company has not been advised by any entity that it intends to make a market in the Company's Common Stock, nor has the Company taken any affirmative steps to encourage or market maker to begin trading in the Company's securities. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a trading market develops providing necessary and adequate liquidity for the trading of shares.

     CUMULATIVE VOTING, PREEMPTIVE RIGHTS AND CONTROL. There are no preemptive rights in connection with the Common Stock. The stockholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for in the Company's bylaws or under Nevada law. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     NO DIVIDENDS ANTICIPATED. At the present time, the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchase thereof.

                                     BUSINESS

GENERAL

     The Company was incorporated in January 1998 to engage in the business of oil and gas exploration and production. To date, the Company's main focus and primary objective has been the procurement of mineral leasehold interests in the Powder River Basin of Wyoming and Montana and the commencement of its CBM drilling program. Since its inception, the Company has issued common stock and securities to raise capital, recruited and organized management, and has developed a strategic plan for the development of its Powder River Basin acreage. Other than the acquisition of leasehold interests, the Company has conducted limited operations.

     CBM production is similar to traditional natural gas production in terms of the physical producing facilities and the product produced. However, the subsurface mechanisms that allow the gas to move to the wellbore and the producing characteristics of CBM wells are significantly different from traditional natural gas production.

     Coal is a black organic mineral formed from buried deposits of plant material from ancient coastal swamps. Methane, or natural gas, is a common component of coal, though coals vary in their methane content per ton. Rather than being limited to open spaces in the coal structure, methane is adsorbed within the inner coal surfaces. When the coal is fractured and exposed to lower pressures (near a well or in a coal mine) the gas leaves (desorbs from) the coal. Whether a coal bed will produce commercial quantities of natural gas depends on its original content of gas per ton of coal, the thickness of the coal beds, the reservoir pressure and the existence of fractures through which the released gas can flow to the wellhead (permeability). Frequently, coal beds are partly or completely saturated with water. As the water is produced, space is created for gas to leave the coal and flow to the well. Contrary to traditional gas wells, new CBM wells often produce water for several months (dewatering) and then, as the water production decreases because the coal seams are being drained, and the pressure decreases, natural gas production increases.

     The coal beds of the Powder River Basin are among the thickest coals in the world, potentially containing extensive recoverable coal bed gas reserves, and are located in the Tongue River Member of the Paleocene Fort Union and lower Eocene Wasatch formations. This coal seam contains 10 to 12 coal beds ranging in thickness from approximately five feet to over 200 feet, with cumulative thicknesses of all coal seams ranging up to 350 feet. In the Fort Union formation, where the Company intends to drill, gas occurs in sandstones and coal beds at a number of different stratigraphic levels. Well depths in the Powder River Basin are relatively shallow, between 350 and 1,200 feet.

     Coal beds produce nearly pure methane gas while traditional gas wells normally produce gas that contains small portions of ethane, propane, and other, heavier, hydrocarbon gases. Methane normally constitutes more than 90% of the total gases in the production from traditional gas wells. The Powder River Basin gas does not contain significant amounts of contaminants, such as hydrogen sulfide, carbon dioxide or nitrogen, that are sometimes present in traditional natural gas production. Therefore the properties of the Powder River Basin gas, such as heat content per unit volume (Btu), are very close to the average properties of pipeline gas from traditional gas wells.

STRATEGY

     Pennaco's business strategy is to build an exploration and production company that is focused on creating value for its stockholders through profitable growth in reserves, production and cash flow per share. The key components of the Company's business strategy include the following: (i) concentrate activities in the Rocky Mountain and Mid-Continent regions of the U.S., (ii) lever the expertise of its technical and management team in areas of prior experience, (iii) acquire producing properties with development and exploitation potential utilizing industry contacts and opportunities known to the Company's senior management, (iv) assemble acreage positions through lease acquisition and farm-ins to conduct a balanced exploration and development effort, (v) seek to acquire operating control and majority ownership interests in order to optimize the timing and efficiency of operations, (vi) participate in gas gathering, processing, transportation, and marketing activities in order to maximize product price realizations and
(vii) maintain a strong balance sheet in order to be in a position to capitalize on opportunities as they occur.

     The Company intends to add production by creating and forming strategic alliances with mid-stream companies (gathering and marketing) and down-stream companies (pipeline companies and end users). If the Company establishes significant production and cash flow in the Powder River Basin, it plans to pursue other CBM projects as well as more conventional oil and gas projects.

DRILLING AND PRODUCTION STRATEGY

     The Company has initiated its development program through the drilling of its first well on November 15, 1998 and has completed approximately 27 net wells as of December 18, 1998. Though no assurance of success can be given, the Company's business plan includes the drilling of 40 net CBM wells by the end of 1998, and an additional 500 gross CBM wells by the end of 1999, assuming current economic and regulatory conditions. The wells the Company has drilled to date have taken an average of three days to drill and are in various stages of completion awaiting construction of gathering and compression systems and connection to a pipeline. The success of the Company's drilling program (including the magnitude of any potential reserves) cannot be determined until the wells are completed, connected to a gathering system and flow tested for a significant period of time. The Company estimates that its capital expenditures will total approximately $7.0 million for the fourth quarter of 1998, which will be allocated approximately 30% to drilling and completion and 70% to lease acquisition.

     The Company's ability to complete its drilling program is entirely dependent upon the availability of sufficient capital, equipment and personnel. The estimated cost per well is approximately $50,000 to $60,000 to drill and complete. The estimated drilling portion of the well cost is approximately $10,000. The Company has entered into a drilling agreement with CBMD, pursuant to which it has prepaid drilling costs of $360,000. Additionally, the Company has agreed to loan CBMD $90,000, which loan will be secured by all the personal property and equipment of CBMD, and has agreed if requested on or before June 30, 1999 to loan CBMD an additional $150,000 which would be similarly secured. Based on the agreement that every third well shall be drilled at no cost to Pennaco, the prepaid drilling costs will be recovered after approximately 75 wells are drilled for Pennaco by CBMD. The prepayments were made to ensure that drilling rigs will be available and dedicated to the Company's planned drilling program and that these rigs would meet the specific requirements of the Company. CBMD currently has four CBM drilling rigs that are primarily dedicated to the Company's drilling program.

STRATEGIC ALLIANCE AND PARTNERING

     On October 23, 1998, the Company and CMS Energy Corporation's exploration and production unit, CMS Oil and Gas Company signed the CMS Agreement. Pursuant to the terms of the CMS Agreement, CMS Oil and Gas Company will acquire an undivided 50% working interest in approximately 490,500 net acres of Pennaco's leasehold position in the Powder River Basin for $28.0 million. The CMS Agreement provides for the development of the Company's lease acreage, with Pennaco and CMS each operating approximately 50% of the wells drilled in the area of mutual interest. As is customary in oil and gas leasehold transactions, the agreement provides for the adjustment of the purchase price for title defects discovered prior to closing and for the opportunity for one party to participate in acquisitions made by the other party in the area of mutual interest defined in the agreement. The agreement also provides for a preferential purchase right to the other party in the event either CMS or the Company attempts to sell all or a portion of its interests covered by the agreement. All of the leases in the area of mutual interest are dedicated to CMS Gas Transmission and Storage, an affiliate of CMS Oil and Gas Company, for gathering, compression and transportation.

MARKETING OF PRODUCTION

     If the Company successfully produces oil and/or natural gas, it does not plan to refine or process its production, but plans to sell the production to unaffiliated oil and natural gas purchasing companies in the area in which it is produced. If the Company produces natural gas, it expects to sell it under contracts to both interstate and intrastate natural gas pipeline companies, as well as companies who transport natural gas overground.

TITLE TO PROPERTIES

     The Company believes it has satisfactory title to all of its properties in accordance with standards generally accepted in the oil and gas industry. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties.

COMPETITION

     Competition for prospects and producing properties is intense. The Company has been competing and will continue to compete with a number of other potential purchasers of prospects and producing properties, many of which will have greater financial resources than the Company. The bidding for prospects has become particularly intense in the Powder River Basin with different bidders evaluating potential acquisitions with different product pricing parameters and other criteria that result in widely divergent bid prices. The presence of bidders willing to pay prices higher than are supported by the Company's evaluation criteria could further limit the ability of the Company to acquire prospects. In addition, low or uncertain prices for properties can cause potential sellers to withhold or withdraw properties from the market. In this environment, there can be no assurance that there will be a sufficient number of suitable prospects available for acquisition by the Company or that the Company can sell prospects or obtain financing for or participants to join in the development of prospects.

     In addition to competition for leasehold acreage in the Powder River Basin, the oil and gas exploration and production industry is intensely competitive as a whole. The Company will compete against established companies with significantly greater financial, marketing, personnel, and other resources than the Company. Such competition could have a material adverse effect on the Company's ability to execute its business plan as well as profitability.

REGULATION

     The Company's operations will be subject to extensive and continually changing regulation, as legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry will increase the Company's cost of doing business and, consequently, affect its profitability.
 However, the Company does not believe that it will be affected in a significantly different manner by these regulations than its competitors in the oil and natural gas industry.

     TRANSPORTATION AND SALE OF NATURAL GAS. The FERC regulates interstate natural gas pipeline transportation rates as well as the terms and conditions of service. FERC's regulations will affect the marketing of any natural gas produced by the Company, as well as any revenues received by the Company for sales of such natural gas. In 1985, the FERC adopted policies that make natural gas transportation accessible to natural gas buyers and sellers on an open-access, nondiscriminatory basis. The FERC issued Order No. 636 on April 8, 1992, which, among other things, prohibits interstate pipelines from making sales of gas tied to the provision of other services and requires pipelines to "unbundle" the services they provide. This has enabled buyers to obtain natural gas supplies from any source and secure independent delivery service from the pipelines. All of the interstate pipelines subject to FERC's jurisdiction are now operating under Order No. 636 open access tariffs. On July 29, 1998, the FERC issued a Notice of Proposed Rulemaking regarding the regulation of short term natural gas transportation services. FERC proposes to revise its regulations to require all available short term capacity (including capacity released by shippers holding firm entitlements) to be allocated through an auction process. FERC also proposes to require pipelines to offer additional services under open access principles, such as "park and loan" services. In a related initiative, FERC issued a Notice of Inquiry on July 29, 1998 seeking input from natural gas industry players and affected entities regarding virtually every aspect of the regulation of interstate natural gas transportation services. Among other things, FERC is seeking input on whether to retain cost-based rate regulation for long term transportation services, potential changes in the manner in which rates are designed, and the use of index driven or incentive rates for pipelines. The July 29, 1998 Notice of Inquiry may lead to a subsequent Notice of Proposed Rulemaking to further revise FERC's regulations.

     Additional proposals and proceedings that might affect the natural gas industry are considered from time to time by Congress, the FERC, state regulatory bodies and the courts. The Company cannot predict when or if any such proposals might become effective or their effect, if any, on the Company's operations. The natural gas industry historically has been closely regulated; thus there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue indefinitely into the future.

     REGULATION OF PRODUCTION. The production of oil and natural gas is subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Wyoming and Montana have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of the spacing, plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas the Company can produce from its wells and to limit the number of wells or the locations at which the Company can drill. Moreover, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and gas liquids within its jurisdiction.

     FEDERAL OR STATE LEASES. The Company's operations on federal or state oil and gas leases will be subject to numerous restrictions, including nondiscrimination statutes. Such operations must be conducted pursuant to certain on-site security regulations and other permits and authorizations issued by the Bureau of Land Management, Minerals Management Service and other agencies. In order to drill wells on Wyoming state land, the Company is required to file an Application for Permit to Drill with the Wyoming Oil and Gas Commission. Drilling on acreage controlled by the federal government requires the filing of a similar application with the Bureau of Land Management. While the Company has been able to obtain required drilling permits to date, there can be no assurance that permitting requirements will not adversely effect the Company's ability to complete its drilling program at the cost and in the time period currently anticipated.

     ENVIRONMENTAL REGULATIONS. Various federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, will affect the Company's operations and costs. In particular, the Company's exploration, development and production operations, its activities in connection with storage and transportation of crude oil and other liquid hydrocarbons and its use of facilities for treating, processing or otherwise handling hydrocarbons and wastes therefrom will be subject to stringent environmental regulation. Because CBM wells typically produce significant amounts of water, the Company is required to file applications with state and federal authorities, as applicable, to enable it to dispose of water produced from its wells. While the Company has been able to obtain required water disposal permits to date, there can be no assurance that such permitting requirements will not adversely effect the Company's ability to complete its drilling and development program at the cost and in the time period currently anticipated.

     As with the industry generally, compliance with existing regulations will increase the Company's overall cost of business. Such areas affected include unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water, capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and gas exploration wastes and capital costs to construct, maintain and upgrade equipment and facilities.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," imposes liability, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the "owner" or "operator" of the site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the Environmental Protection Agency and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of its ordinary operations, the Company may generate waste that may fall within CERCLA's definition of a "hazardous substance." The Company may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed.

     The Company may own or lease properties that have been used for the exploration and production of hydrocarbons in the past. Many of these properties will have been owned by third parties whose actions with respect to the treatment and disposal or release of hydrocarbons or other wastes were not under the Company's control. These properties and wastes disposed thereon may be subject to CERCLA and analogous state laws. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial plugging operations to prevent future contamination.

EMPLOYEES

     The Company currently has 13 employees and approximately 10 consulting geologists, engineers, and land acquisition professionals. The Company plans to hire additional employees as needed. The Company has an outsourcing arrangement with Trinity Petroleum Management, LLC which provides for administrative services, specifically land administration, accounting and production reporting. The Agreement is effective until March 1, 1999 when it converts to a month-to-month arrangement. The Company believes that this outsourcing arrangement allows the Company to hire fewer full-time employees and more efficiently control administrative expenses.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

RESULTS OF OPERATION

     As a development stage company, the Company has no revenues from operations. During the period from the Company's inception (January 26, 1998) through September 30, 1998, the Company reported a net loss of $4,076,338. No revenues were realized during this period. Expenses incurred from the Company's inception (January 26, 1998) through September 30, 1998 totaled $5,386,558, including general and administrative expenses of $2,918,356 and exploration expenses of $1,784,069, including geologic consulting fees, geologic data and lease rentals.

     In the accompanying financial statements, in accordance with APB No. 25 "Accounting for Stock Issued to Employees," the Company has recognized a non-cash charge to earnings for compensation expense of approximately $1,790,000 for the period from inception (January 26, 1998) through September 30, 1998 for stock, warrants, and options issued to certain officers and employees. Compensation expense was calculated based on the difference between the closing price per share on the last trading day prior to the date of employment with the Company and the $1.75 unit price for shares and warrants purchased by an officer of the Company hired at the beginning of July and the option price for options awarded to certain officers and key employees hired in July and August 1998. The restricted securities were offered as an incentive to attract a senior management team to the Company. The Company believes that the offers made by the Board of Directors were at fair market value due to the restricted nature of the securities to be issued and the lack of a liquid trading market for the Company's Common Stock at the time of the offer. However, APB No. 25 requires the measurement of compensation expense at the date of employment rather than at the offer date. Further, APB No. 25 requires that compensation be measured based on the quoted market price of the stock once a company's stock is publicly traded. While the Company was not yet a registrant, the Company's shares have been quoted on the OTC Bulletin Board system since July 1, 1998.


LIQUIDITY AND CAPITAL RESOURCES

     The capital resources of the Company are limited. At present, the Company is not producing revenues and its main source of funds has been the sale of the Company's equity securities. The Company had approximately $1.3 million in cash as of September 30, 1998. All cash at present is being used to fulfill certain leasehold purchase commitments that the Company has entered into and to fund certain ongoing general and administrative expenses. On October 23, 1998, the Company and CMS Oil and Gas Company announced the CMS Transaction. See "Recent Developments -- CMS

Transaction."  Pursuant to the terms of the CMS Agreement, CMS paid
Pennaco $5.6 million in the form of the CMS Bridge Loan secured by substantially all of the Company's oil and gas leases. Approximately $3.2 million of such amount was paid directly to existing creditors of the Company. The Company intends to use the balance for general corporate purposes. The Company received $7.6 million at the first closing on November 20, 1998 and the Company will receive $14.8 million at the second closing on January 15, 1999. The CMS Bridge Loan will be canceled if both closings occur or if CMS wrongfully fails to close or fails to meet the Company's conditions to closing. Pro forma for the CMS Transaction as of September 30, 1998, the Company had no debt and approximately $23.0 million of cash. While the proceeds of the CMS Transaction should allow the Company to pay its current liabilities and fund its development activities for the first half of 1999, the Company will require further funding to meet its capital expenditure plans. Should the Company's cash flow from operations continue to be insufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements. At present, there are no agreements or understandings between the Company and its officers and directors or affiliates and any lending institutions with respect to any debt or equity financings.

     Should the Company be able to obtain debt financing in the future, its level will have several important effects on the Company's future operations, including (i) a substantial portion of the Company's cash flow will be dedicated to the payment of interest on its indebtedness and will not be available for other purposes and (ii) the Company's ability to obtain additional financing in the future may be impaired. To address the operational and administrative requirements of the Company's ongoing development activities, it is anticipated that during the next twelve months employee requirements will increase to approximately 18 employees.
Currently, the Company has 13 employees.

ITEM 3.   DESCRIPTION OF PROPERTY.

     As of December 21, 1998, the Company had acquired oil and gas leases and options covering approximately 502,000 net acres in the Powder River Basin of Wyoming and Montana. Approximately 60% of the acreage is located on federal and state land and approximately 40% of the acreage is located on private land. The Company's leases generally have five to ten year primary terms. The federal leases are generally ten year term leases and newly acquired fee and state leases are generally five-year term leases. Leasehold net revenue interests average greater than 80%.

     Historically, oil and gas has been produced from a number of other reservoirs in the Powder River Basin that are typically greater in depth than CBM locations. Over 80% of the Company's leasehold acreage allow for development of all depths. These leases cover both the shallow CBM and exploration potential for oil and gas from the deeper horizons. Past exploration of the sedimentary section below the Paleocene coal section has resulted in production from sandstone reservoirs in twenty-five formations from upper Cretaceous to Pennsylvanian age. No production has been generated from the Company's leases.

     While the Company had drilled approximately 27 net wells as of December 18, 1998, the wells are in various stages of completion and are awaiting construction of gathering and compression systems and connection to a pipeline. The success of the Company's drilling program cannot be determined until the wells are completed, connected to a gathering system and flow tested for a significant period of time. As of the date hereof, the Company has not produced any oil or gas nor does it currently have the ability to produce any oil or gas. Certain of the Company's undeveloped oil and gas properties have reserves classified as proved undeveloped; however, such amounts are not significant.

     The Company's office space is currently subleased pursuant to an agreement in principle with Evansgroup, Inc. The term of the sublease commenced on April 6, 1998 and expires on September 30, 2000. The sublease concerns approximately 11,524 square feet at a yearly rent of approximately $173,000.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth information concerning the beneficial ownership of the Common Stock as of September 30, 1998 for (i) each current director who owns shares, (ii) each officer of the Company who owns shares,
(iii) all persons known by the Company to beneficially own more than 5% of the outstanding shares of the Common Stock, and (iv) all officers and directors of the Company as a group. Unless otherwise indicated in the footnotes below, the address of each stockholder is 1050 17th Street, Suite 700, Denver, Colorado, 80265.


                                                Number of             Percentage of
Name and Address(1)                          Shares Owned(2)          Shares Owned(3)
-------------------                          ---------------          ---------------
Paul M. Rady                                    857,144(4)                 5.4%
Jeffrey L. Taylor                               543,375(5)                 3.5%
Glen C. Warren, Jr.                             262,500(6)                 1.7%
Gregory V. Gibson                               100,000(7)                    *
David W. Lanza                                   50,000(8)                    *
Mark A. Erickson                                 41,250(9)                    *
R. I. S. Resources International
Corp.                                         4,000,000(10)               25.4%
All officers and directors as a group
    (six persons)                             1,854,269(11)               11.8%

---------------
* Less than 1%

(1) Unless otherwise noted, the Company believes that all shares are beneficially owned and that all persons named in the table or family members have sole voting and investment power with respect to all shares owned by them.

(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised.

(3) Assumes 14,795,179 shares outstanding plus, for each individual, any securities that specific person has the right to acquire within 60 days. Options and warrants held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual's ownership interest percentage.
(4) Includes 285,715 shares issuable upon the exercise of currently exercisable stock purchase warrants, exercisable at a price of $1.75 per share.
(5) Includes 400,000 shares issuable to Mr. Taylor upon the exercise of currently vested stock options, exercisable at a price of $1.25 per share. Mr. Taylor's address is 7220 Avenida Encinas, Suite 204, Carlsbad, California 92009.
(6) Includes 87,500 shares issuable upon the exercise of presently exercisable stock purchase warrants exercisable at a price of $1.75 per share.
(7) Represents 100,000 shares issuable upon the exercise of vested stock options which are exercisable at a price of $1.25 per share. Mr. Gibson's address is 2010 Main Street, Suite 400, Irvine, California 92614.
(8) Represents 50,000 shares issuable upon the exercise of vested stock options which are exercisable at a price of $1.25 per share. Mr. Lanza's address is 710 3rd Street, Marysville, California 95901.
(9) Includes 31,250 shares issuable upon the exercise of vested stock options which are exercisable at a price of $1.25 per share.
(10) The address of RIS is 609 West Hastings Street, 11th Floor, Vancouver, British Columbia V6B 4W4, Canada. According to the directors and officers of RIS, the only person who owns more than 10% of the outstanding voting rights of RIS is John Hislop, who owns 10.22% of the outstanding RIS common stock.
(11) Includes 581,250 shares issuable upon the exercise of vested stock options which are exercisable at a price of $1.25 per share, and 373,215 shares issuable upon the exercise of stock purchase warrants which are exercisable at a price of $1.75 per share.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS.

     The following individuals are the officers, directors, and key employees and consultants of the Company:

     Name                          Age                  Position
     ----                          ---                  --------
     OFFICERS AND DIRECTORS

     Jeffrey L. Taylor             30       Chairman of the Board, Director
     Paul M. Rady                  45       President, Chief Executive Officer, Director
     Glen C. Warren, Jr.           42       Chief Financial Officer, Executive Vice President, Director
     Mark A. Erickson              40       Hydrocarbon Marketing Consultant, Director
     Gregory V. Gibson             48       Vice President, Legal, Secretary, Director
     David W. Lanza                30       Director

     ENGINEERING TEAM

     Terrell A. Dobkins            46       Vice President of Production
     Brian A. Kuhn                 40       Vice President of Land
     William Travis Brown, Jr.     53       Exploration Manager
     George L. Hampton, III        46       Senior Geologist
     Dirck Tromp                   32       Staff Geologist
     Todd H. Gilmer                46       Project Hydrology Consultant
     John Dolloff                  69       Senior Geology Consultant
     Brian Hughes                  43       Production and Engineering Consultant


     PAUL M. RADY, CHIEF EXECUTIVE OFFICER, PRESIDENT, MEMBER BOARD OF DIRECTORS

     Mr. Rady joined the Company in June 1998 as its Chief Executive Officer, President and Director. Mr. Rady has entered into an employment agreement with an initial term of four years with automatic renewal provisions. Mr. Rady was with Barrett Resources Corporation ("Barrett"), an oil and gas exploration and production company listed on the New York Stock Exchange, for approximately eight years. During his tenure at Barrett, Mr. Rady held various executive positions including his most recent position as Chief Executive Officer, President and Director. As Chief Executive Officer he was responsible for all aspects of the Company including, operations, financings, representing the corporation to the investment community, and working with the Board of Directors to set the direction of the Company. Other positions held by Mr. Rady were Chief Operating Officer, Executive Vice President - Exploration, and Chief Geologist - Exploration Manager. Prior to his employment at Barrett, Mr. Rady was with Amoco Production Company ("Amoco") based in Denver, Colorado for approximately 10 years. Mr. Rady received a Bachelor of Arts degree in Geology from Western State College of Colorado in 1978 and a Master of Science Degree in Geology from Western Washington University in 1980.

     JEFFREY L. TAYLOR, CHAIRMAN OF THE BOARD

     Currently Mr. Taylor is the President and Director of Foreign Investments for the London Taylor Group. The London Taylor Group is a southern California-based financial service provider acting as venture capitalist and investment banker to private and small cap public companies. During the last five years, Mr. Taylor has been a Member of the Board of Directors of various public companies including, TransAmerica Industries, Yuma Gold Mines, and Cornucopia Resources. He has also served during the last five years as Vice President of Metallica Resources, Vice President of Goldbelt Resources, Vice President of Arrowhead Minerals Corporation, and Executive Vice President of Corporate Finance of Ultra Petroleum. Prior to founding the London Taylor Group, Mr. Taylor was an analyst and financial service provider for Global Resource Investments, Inc. of Carlsbad, California and the Chief Financial Officer for International Art Commission of San Francisco, California. Mr. Taylor holds a Master of Business Administration, Finance degree from the University of San Diego.

     GLEN C. WARREN, JR., CHIEF FINANCIAL OFFICER, EXECUTIVE VICE PRESIDENT, DIRECTOR

     Mr. Warren joined the Company in July 1998 as its Chief Financial Officer, Executive Vice President and Director. Mr. Warren has entered into an employment contract with an initial term of four years with automatic renewal provisions. Prior to assuming his duties as the Company's Chief Financial Officer, Mr. Warren was an investment banker with Lehman Brothers Inc. in New York and focused on equity and debt financing, as well as mergers and acquisitions for energy and natural resource companies. Prior to Lehman Brothers, Mr. Warren was also an investment banker with Dillon, Read & Co., Inc. and Kidder, Peabody & Co. Incorporated with a total of nine years of investment banking experience. Mr. Warren also has six years of exploration and production experience with Amoco Production Company in New Orleans. Mr. Warren received an MBA degree from the Anderson Graduate School of Management at U.C.L.A. in 1989 and a Juris Doctorate degree in 1981 and a Bachelor of Arts degree in Interdisciplinary Science in 1978, both from the University of Mississippi.

     MARK A. ERICKSON, HYDROCARBON MARKETING CONSULTANT, DIRECTOR

     Mr. Erickson is a registered petroleum engineer with fifteen years experience in project financial modeling and management. He is currently President of RIS USA. Prior to that, Mr. Erickson worked as an asset manager for North American Resources Company, a $200 million subsidiary of Montana Power. He received his BS in Petroleum Engineering at Montana Tech and Masters in Mineral Economics from the Colorado School of Mines.

     GREGORY V. GIBSON, DIRECTOR

     Mr. Gibson has been an attorney specializing in securities and securities broker dealerships for over 15 years. Mr. Gibson is a southern California-based practicing attorney with the law firm of Gibson, Haglund & Johnson. Prior to his present affiliations, Mr. Gibson was corporate counsel for three years to Global Resource Investment Limited, a southern California-based broker-dealer specializing in resource and foreign publicly traded securities. Prior to working at Global, Mr. Gibson was practicing securities and international law with the law firms of Gibson & Haglund and Gibson, Ogden & Johnson. Mr. Gibson attended Claremont Men's College and Brigham Young University for undergraduate studies and received his Juris Doctorate degree from Pepperdine University School of Law.

     DAVID LANZA, DIRECTOR

     Mr. Lanza has been a real estate developer, oil and gas real property and lease developer, and business owner in California, Nevada, Colorado, Texas and Wyoming for the past ten years. He is currently the President of Hust Brothers, a commercial real estate and development company, Vice President and principal of Hust Brothers Inc., a national automotive wholesale company, and President and principal of Colusa Motor Sales. Mr. Lanza has majority interest in Marysville Auto Parts which owns and operates 13 automotive chain stores. Mr. Lanza graduated from the University of Southern California receiving his Bachelor of Science in Business Administration.

     TERRELL A. DOBKINS, VICE PRESIDENT OF PRODUCTION

     Mr. Dobkins has over 20 years experience in the petroleum industry. Mr. Dobkins started his career at Amoco Production Company where he had extensive experience in Rocky Mountain Low Permeability Gas Reservoirs and worked in operations, completions and reservoir engineering. Mr. Dobkins worked as a Manager for three years at American Hunter Exploration where he was involved in all U.S. operations and engineering. More recently, Mr. Dobkins served eight years at Barrett Resources, most recently as Manager of Acquisitions, and was involved in the development of several projects, including completions, operations and reservoir engineering.

     BRIAN A. KUHN, VICE PRESIDENT OF LAND

     Mr. Kuhn has 18 years experience in the oil and gas industry as a landman. Mr. Kuhn worked as a landman for thirteen years at Amoco Production Company from June 1980 to April 1993. While at Amoco, Mr. Kuhn spent three years in the Powder River Basin and other basins of the Rocky Mountain region. Most recently, Mr. Kuhn was employed as a Division Landman for five years at Barrett Resources Corporation where he worked in the Rocky Mountain region and numerous other basins. Mr. Kuhn has extensive experience in the acquisition of producing properties, testifying as expert witness before state regulatory agencies, management of lease acquisition and negotiation of both large and small exploration transactions. Mr. Kuhn earned a BBA in Petroleum Land Management from the University of Oklahoma in May 1980. Mr. Kuhn is also a member of the American Association of Petroleum Landmen, Oklahoma City Association of Petroleum Landmen and the Tulsa Association of Petroleum Landmen.

     WILLIAM TRAVIS BROWN, JR., EXPLORATION MANAGER

     Mr. Brown is a Chief Geologist for the Company. He began his career with Amoco in 1969 as an operations and production geologist in the Rocky Mountain Region. He has extensive experience in the Green River and Powder River Basins. From 1969 to present, Mr. Brown has conducted extensive work in 3-D seismic & stratigraphic analysis, geological mapping, well site analysis, and strategic land acquisition for several companies including Amoco Production, Lear Petroleum, Davis Oil, and Coastal Oil and Gas where he initiated the coal degassification CBM project in the Powder River Basin.
Mr. Brown received his B.S. in Geology at Columbia University and his Master of Science and Ph.D. candidacy in Geology at the University of New Mexico.


     GEORGE L. HAMPTON, III, SENIOR GEOLOGIST

     Mr. Hampton has recently been employed by the Company as Senior Geologist. Prior to his employment by the Company, Mr. Hampton served as Chief Geologist of Thermal Energy Corporation ("TEC") a joint venture with Torch Operating. While at TEC Mr. Hampton supervised the geology and drilling and/or completion of 100 shallow CBM wells. Mr. Hampton is a petroleum geologist with 20 years experience in the oil and gas business. He has spent the last 18 years specializing in CBM exploration, production and analysis. His career began in 1978 as a geologist for Amoco. From 1979 to 1982 he participated in the early CBM projects in the San Juan, Piceance, Uinta and Green River basins. He left Amoco in 1986 to form Hampton & Associates, Inc., a consulting company specializing in CBM. While there, he and a team of CBM experts consulted for a number of major and independent petroleum companies including: Conoco, British Petroleum, Chevron, Amoco, Helmerich & Payne, Devon Energy (Blackwood & Nichols), Celsius, Torch, MarkWest, Meridian and Evergreen. Mr. Hampton was responsible for generation and evaluation of CBM prospects worldwide. He has also supervised over 100 CBM wells. As a founding partner of Cairn Point Publishing, he worked on and supervised the creation and publishing of THE INTERNATIONAL COAL SEAM GAS REPORT, 1997. Mr. Hampton received his BS and MSC in Geology at Brigham Young University.

     DIRCK TROMP, STAFF GEOLOGIST

     Mr. Tromp is a certified professional geologist with nine years of varied geologic and hydrogeologic experience in the petroleum, mining, and environmental fields. He began his career as a research geologist with the U.S. Geological Survey. The majority of his experience has been as a hydrogeologist and geochemist with Roy F. Weston, Inc., an international environmental consulting firm. Mr. Tromp has extensive experience with digital mapping, 3-D computer hydrologic conceptual modeling and groundwater flow modeling. He has designed and installed groundwater systems and hydrocarbon recovery wells. He has a strong working knowledge of environmental compliance requirements. Mr. Tromp holds a BS in Geological Engineering and MSc in Geology/Geochemistry both from the Colorado School of Mines.

     TODD H. GILMER, PROJECT HYDROLOGY CONSULTANT

     Mr. Gilmer is a consulting Project Hydrologist for the Company.
Recently Mr. Gilmer was one of the principal hydrologists for Amoco's Pine River (Los Pinos) CBM water project in the San Juan Basin and has conducted a CBM hydrologic study for Western Gas Resources in the Powder River Basin. He is a hydrogeologist with 25 years of experience in hydro-geological investigation and water production problems in the petroleum and mineral industries. He is skilled in water resource exploration, development and evaluation and has vast experience working with government and environmental regulatory agencies. Mr. Gilmer began his career as a hydrogeologist with Wright Water Engineers of Denver in 1973. From 1974-1986 he worked for several water resource companies where he managed several coal mine baseline studies and ground water flow modeling projects. From 1986 to present he has been owner/senior hydrogeologist for Gilmer Geophysics, Inc. where he has continued his work on hydrology projects for major coal mining and petroleum companies. He is the author of many publications on hydrology. Mr. Gilmer earned his BS degree in Geophysics from the University of Minnesota and attended graduate school for two years at the same institution where he studied geophysics and hydrogeology.

     JOHN DOLLOFF, SENIOR GEOLOGY CONSULTANT

     Mr. Dollof is a consulting senior geologist to the Company. Mr. Dolloff has over 40 years of exploration and production geology and management experience in the Rocky Mountain, Mid-Continent and west Texas areas. Beginning his career with Standard Oil of Texas, he was staff geologist with the predecessor of Champlin Petroleum (Union Pacific Resources) where he advanced to become District Manager. He became Regional Manager for Helmerich & Payne and for nine years he managed an 11-state oil and gas exploration program. He has also served as exploration manager and Senior Vice-President for several petroleum companies in the Rocky Mountain Region. Mr. Dolloff earned his BS in Geology from Yale University and MSc Geology from University of Minnesota.

     BRIAN HUGHES, PRODUCTION AND ENGINEERING CONSULTANT

     Mr. Hughes is a petroleum engineer with more than twenty years of supervisory and management experience in nearly all aspects of the natural gas business. He has been a consulting, drilling, and production engineer for completion operations in several CBM and tight gas sandstone projects in the western Rocky Mountains. Prior to 1988, Mr. Hughes was a petroleum engineer with Shell Oil where he was responsible for all Shell-operated units in west Texas. Mr. Hughes received his B.S. in Mechanical Engineering from the U.S. Military Academy and a Masters degree in Petroleum Engineering from the University of Texas.

     Directors' terms are one year.

ITEM 6.   EXECUTIVE COMPENSATION.

     The Company has recently entered into four-year employment agreements with Paul M. Rady, who was hired by the Company in June 1998, and Glen C. Warren, Jr., who was hired in July 1998.

     The employment agreement with Mr. Rady provides for a salary of $120,000 per year, bonus compensation equal to 2% of the Company's net cash flow, participation in the Company's standard insurance plans for its executives, and participation in the Company's other incentive compensation programs at the discretion of the Board of Directors. Mr. Rady was granted 400,000 stock options exercisable at $2.50 per share and 400,000 stock options exercisable at $5.00 per share which vest ratably over a four-year period commencing in June 1999. Mr. Rady's stock options are subject to accelerated vesting in the event of his termination without cause or in the event of a change of control of the Company. The stock options expire in 2008, subject to earlier termination if the employment is terminated. If Mr. Rady's employment with the Company is terminated without cause prior to June 1, 1999, Mr. Rady is entitled to termination compensation of $2,000,000. If Mr. Rady's employment with the Company is terminated without cause after June 1, 1999, Mr. Rady is entitled to termination compensation of $3,000,000. Mr. Rady's employment agreement automatically renews on each anniversary of the effective date after June 1, 2001 for an additional two years unless the

Company notifies Mr. Rady in writing 90 days prior to such anniversary that it will not be renewing his employment agreement.

     The employment agreement with Mr. Warren provides for a salary of $100,000 per year, bonus compensation equal to 1% of the Company's net cash flow, participation in the Company's standard insurance plans for its executives, and participation in the Company's other incentive compensation programs at the discretion of the Board of Directors. Mr. Warren was granted 200,000 stock options exercisable at $2.50 per share, 100,000 stock options exercisable at $3.25 per share, and 200,000 stock options exercisable at $5.00 per share which vest ratably over a four-year period commencing in July 1999. The stock options expire in 2008. Mr. Warren's stock options are subject to accelerated vesting in the event of his termination without cause or in the event of a change of control of the Company. If Mr. Warren's employment with the Company is terminated without cause prior to July 1, 1999, Mr. Warren is entitled to termination compensation of $400,000. If Mr. Warren's employment with the Company is terminated without cause after July 1, 1999 but before July 1, 2000, Mr. Warren is entitled to termination compensation of $750,000. If Mr. Warren's employment with the Company is terminated without cause after July 1, 2000, Mr. Warren is entitled to termination compensation of $1,250,000. Mr. Warren's employment agreement automatically renews on each anniversary of the effective date after June 1, 2002 for an additional year, unless the Company notifies Mr. Warren in writing 90 days prior to such anniversary that it will not be renewing his employment agreement.

     The following table provides certain summary information concerning compensation earned by the Company's Chief Executive Officer and Chief Financial Officer (the "Named Executive Officers") during the period ended September 30, 1998.

                           SUMMARY COMPENSATION TABLE
                                                                                               Long-Term
                                                           Annual Compensation                Compensation
                                                ----------------------------------------         Awards
                                                                                                 ------
                                                                                 Other         Securities        All
                                                                                Annual         Underlying       Other
Name and Principal Position                      Salary(1)        Bonus          Comp.         Options (#)      Comp.
---------------------------                      ---------        -----          -----        ------------      ------
Paul M. Rady ..............................     $  35,000        $   --           --             800,000       $   --
President and Chief Executive Officer
Glen C. Warren, Jr. .......................     $  25,000        $   --           --             512,150       $   --
Chief Financial Officer and
Executive Vice President

--------------
(1) Reflects compensation paid from date of employment through September 30, 1998. Mr. Rady began employment with the Company on June 16, 1998.
     Mr. Warren began employment with the Company on July 2, 1998.

1998 STOCK OPTION AND INCENTIVE PLAN

     On March 24, 1998, the Board of Directors adopted the 1998 Stock Option and Incentive Plan (the "Plan") which was subsequently approved by the stockholders of the Company. The stockholders of the Company approved an amendment to the Plan on June 29, 1998. The Plan is intended to provide incentive to key employees and directors of, and key consultants, vendors, customers, and others expected to provide significant services to, the Company, to encourage proprietary interest in the Company, to encourage such key employees to remain in the employ of the Company and its Subsidiaries, to attract new employees with outstanding qualifications, and to afford additional incentive to consultants, vendors, customers, and others to increase their efforts in providing significant services to the Company. The Plan is administered by the Board of Directors or can be administered by a Committee appointed by the Board of Directors, which Committee shall be constituted to permit the Plan to comply with Rule 16b-3 of the Act, and which shall consist of not less than two members. The Board of Directors, or the Committee if there be one, at its discretion, can select the eligible employees and consultants to be granted awards, determine the number of shares to be applicable to such award, and designate any Options as Incentive Stock Options or Nonstatutory Stock Options (except that no Incentive Stock Option may be granted to a non-employee director or a non-employee consultant). The stock subject to awards granted under the Plan are shares of the Company's authorized but unissued or reacquired Common Stock. The aggregate number of shares which may be issued as awards or upon exercise of awards under the Plan is 4,500,000 shares. As of September 30, 1998, Non-statutory Stock Options to purchase 2,960,150 have been granted to key employees and directors for exercise prices ranging from $1.25 to $5.00 per share pursuant to the vesting schedules of the respective agreements. Options in the amount of 612,500 are currently vested while the balance of the options vest over the passage of time or are tied to certain benchmarks being achieved with regards to the drilling of wells or obtaining certain annual gross production revenues. No Incentive Stock Option Agreements have been entered into by the Company as of July 31, 1998. The shares that may presently be issued pursuant to the exercise of an option awarded by the Plan have not been registered under the Securities Act of 1933 (the "Securities Act"), any state securities authority, nor any foreign securities authority, and will be subject to the limitations of Rule 144.

     The following table reflects certain information regarding stock options granted to the Named Executive Officers during the period ended September 30, 1998.

             OPTION GRANTS AS OF THE PERIOD ENDED SEPTEMBER 30, 1998


                                                                    INDIVIDUAL GRANTS

                                       NUMBER OF         PERCENTAGE OF TOTAL
                                       SECURITIES        OPTIONS GRANTED TO
                                       UNDERLYING          EMPLOYEES AS OF         EXERCISE
                                        OPTIONS           THE PERIOD ENDED         PRICE PER         EXPIRATION
              NAME                      GRANTED          SEPTEMBER 30, 1998          SHARE              DATE
              ----                     ----------        -------------------       ---------     -----------------
Paul M. Rady                            400,000                 13.5%              $    2.50       June 15, 2008
                                        400,000                 13.5%              $    5.00       June 15, 2008

Glen C. Warren, Jr.                     200,000                  6.8%              $    2.50       July 1, 2008
                                        100,000                  3.4%              $    3.25       July 1, 2008
                                        200,000                  6.8%              $    5.00       July 1, 2008
                                        12,150                   0.4%              $    5.00     September 4, 2008

     The following table reflects certain information concerning the number of unexercised options held by the Named Executive Officers and the value of such officers' unexercised options as of September 30, 1998. No options were exercised by the Named Executive Officers during the period ended September 30, 1998.


                         AGGREGATED OPTION EXERCISED IN 1998
             AND OPTION VALUES AS OF THE PERIOD ENDED SEPTEMBER 30, 1998

                                                                NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED                  IN THE MONEY
                             SHARES                                OPTIONS HELD AT                    OPTIONS HELD AT
                            ACQUIRED                              SEPTEMBER 30, 1998                SEPTEMBER 30, 1998(1)
                               ON            VALUE                ------------------                ---------------------
                            EXERCISE       REALIZED         EXERCISABLE    UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
                            --------       --------         -----------    -------------       -----------       -------------

Paul M. Rady                   --          $   --               --            800,000          $   --            $   250,000

Glen C. Warren, Jr.            --          $   --               --            512,150          $   --            $   125,000



--------------
(1) Options are "in-the-money" if the closing market price of the Company's Common Stock exceeds the exercise price of the options. The exercise price of the options granted to the Named Executive Officers is $2.50 per share. The value of unexercised options for each of the Named Executive Officers represents the difference between the exercise price of such options and the closing price of the Company's Common Stock on September 30, 1998 ($3.125 per share).


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     A Director of the Company, Mark A. Erickson is also the President of RIS USA, a wholly owned subsidiary of RIS, and serves as a director of RIS USA. RIS USA is engaged in the downstream gathering, processing and marketing gas business, and may purchase and provide infrastructure gathering and transportation of CBM produced by the Company. RIS owns approximately 26% of the issued and outstanding shares of the Company. If the Company deals with related parties the fairness of the transactions will be reviewed only by members of the Board of Directors that do not have interests in the transactions.

     During the period from inception to September 30, 1998, a company, of which Jeffrey L. Taylor, the Company's Chairman, serves as a director, provided administrative services for the Company and was paid compensation of approximately $16,000.

     Gregory V. Gibson, a Director of the Company, provided legal services to the Company during the period from inception to September 30, 1998. The Director's firm Gibson, Haglund & Johnson, was paid approximately $148,000 and Mr. Gibson was paid approximately $15,000 for the period from inception to September 30, 1998.

ITEM 8.   DESCRIPTION OF SECURITIES.

GENERAL

     The authorized Common Stock of the Company consists of 50,000,000 shares of $0.001 par value common stock. The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and By-laws, which have been filed as exhibits to the Company's registration statement, of which this prospectus is a part, and applicable law.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of directors standing for election.

     Holders of Common Stock are entitled to participate pro rata in such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities. Holders of Common Stock have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are fully paid and non-assessable.

     The Common Stock is quoted on the OTC Bulletin Board system under the symbol "PNEG."

     As of November 15, 1998, 14,795,179 shares are issued and outstanding.

SHARE PURCHASE WARRANTS

     The Company has 607,500 warrants outstanding with an exercise price of $5.00 per share issued September 4, 1998, via a private placement exempt from the registration requirements of the Securities Act. These warrants may be exercised any time within six months of the date of issuance.

     The Company has 398,215 warrants outstanding with an exercise price of $1.75 per share for the first year of exercisability and $1.96 per share for the second year of exercisability. 310,715 of these warrants were issued July 1, 1998 and 87,500 were issued September 4, 1998, via private placements exempt from the registration requirements of the Securities Act and may be exercised within two years from the date of issuance.

     The Company has 75,200 warrants outstanding with an exercise price of $3.58 per share issued September 4, 1998, via a private placement exempt from the registration requirements of the Securities Act. These warrants may be exercised any time within two years from the date of issuance.

     None of the shares underlying the above-referenced warrant have been registered under the Securities Act.

YORKTON WARRANTS

     The Company entered into a Fiscal Agency Agreement with Yorkton Securities, Inc., an Ontario, Canada Corporation ("Yorkton") for a period of one year, whereby Yorkton will provide to the Company corporate finance services and market consultation. In consideration for said fiscal agency services, the Company contracted to pay Yorkton a fee in the amount of 128,000 warrants (the "Yorkton Warrants"). The Yorkton Warrants consist of warrants to purchase up to 128,000 shares of Common Stock at an exercise price of $1.25 per share any time after April 15, 1999 and before April 15, 2000. Shares issued pursuant to exercise of the Yorkton Warrants have not been registered under the Securities Act.

     TRANSFER AGENT

     The Company's transfer agent is: Pacific Stock Transfer Company, 3690 South Eastern, Las Vegas, Nevada 89109.


                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     Effective July 1, 1998, trading in the Common Stock commenced on the OTC Bulletin Board system. During the period from July 1, 1998 to September 30, 1998, the closing prices ranged from $3.125 to $6.16 per share.

     The Company has not paid any cash dividends on its Common Stock since its incorporation and anticipates that, for the foreseeable future, earnings, if any, will continue to be retained for use in its business. As of September 30, 1998, the approximate number of record holders of the Common Stock was 120.

ITEM 2.   LEGAL PROCEEDINGS.

     No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against any Director or Officer of the Company in his capacity as such.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     David E. Coffey C.P.A. was previously the principal accountant for Pennaco Energy, Inc. On October 30, 1998, his appointment as principal accountant was terminated and KPMG Peat Marwick LLP was engaged as principal accountants. The decision to change accountants was approved by the board of directors.

     In connection with the audit of the period from January 26, 1998 (date of inception) to April 15, 1998, and the subsequent interim period through October 30, 1998, there were no disagreements with David E. Coffey, C.P.A. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to his satisfaction would have caused him to make reference in connection with his opinion to the subject matter of the disagreement.

     The audit report of David E. Coffey, C.P.A. on the financial statements of Pennaco Energy, Inc. as of April 15, 1998 and for the period from January 26, 1998 (date of inception) to April 15, 1998, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     Set forth below is certain information concerning all sales of securities by the Company during the past three years that were not registered under the Securities Act:

     (a) The Company issued 995,000 shares in January 1998 pursuant to a share-for-share exchange with the stockholders of International Metal Protection, Inc. in a transaction conducted solely to reincorporate the Company in a new jurisdiction. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. There was no change in ownership and the stockholders made no significant investment decision.

     (b) The Company issued 500,000 shares in February 1998 for the purchase price of $.10 per share pursuant to a private placement exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. At that time, the Company had only a business plan and no assets. There were eleven offerees in this offering, all of whom made purchases and all of whom were sophisticated investors. The Company fully apprised each of the offerees of the Company's start-up nature and gave them full details regarding the Company's business plan. There was no general solicitation or advertising used in connection with the offer to sell or sale of these securities. The purchasers were advised that the securities, once purchased, could not be resold or otherwise transferred without subsequent registration under the Securities Act. Each purchaser represented to the Company that they were purchasing the securities for their own account for investment purposes only.

     (c) The Company issued 4,530,000 shares in February 1998 for a purchase price of $.22 per share pursuant to a Regulation D, Rule 504 offering. Offerees were provided with a private placement memorandum containing detailed information about the Company and its plan. The Company required each prospective investor to represent in writing that (i) they had adequate means of providing for their current needs and personal contingencies and had no need to sell the securities in the foreseeable future and (ii) they, either alone or with their duly designated purchaser representative, had such knowledge and experience in business and financial matters that they were capable of evaluating the risks and merits of an investment in the securities.

     (d) The Company issued 5,000,000 shares in April 1998 for a purchase price of $1.25 per share pursuant to a Regulation D, Rule 506 offering. The Company accepted subscriptions only from accredited investors. Offerees were provided with a private placement memorandum containing detailed information about the Company and its plan. The Company required each prospective investor to represent in writing that (i) they had received and reviewed the private placement memorandum and understood the risks of an investment in the Company; (ii) they had the experience and knowledge with respect to similar investments which enabled them to evaluate the merits and risks of such investment, or they had obtained and relied upon an experienced independent adviser with respect to such evaluation; (iii) they had adequate means to bear the economic risk of such investment, including the loss of the entire investment; (iv) they had adequate means to provide for their current needs and possible personal contingencies; (v) they had no need for liquidity of their investment in the Company; (vi) they understood that the securities had not been registered under the Securities Act and may have not been registered or qualified under applicable state securities laws and, therefore, that they could not sell or transfer the securities unless the securities were subsequently registered or an exemption therefrom was available to them;
(vii) they were acquiring the securities for investment solely for their own account and without any intention of reselling or distributing them; and
(viii) they understood that the securities would bear a restrictive legend prohibiting transfers except in compliance with the provisions of the securities, the subscription agreement executed by the purchaser and the applicable federal and state securities laws.

     (e) The Company issued 128,000 share purchase warrants with an exercise price of $1.25 per share, exercisable after April 15, 1999, to Yorkton, an accredited investor, in April 1998 pursuant to a private placement exemption from the registration requirements of the Securities Act under Section 4(2) of the Securities Act. These warrants were issued pursuant to a negotiated transaction between the Company and Yorkton, whereby Yorkton agreed to provide corporate finance services to the Company for one year in return for these warrants.

     (f) The Company issued 2,000,000 shares in June 1998 to RIS pursuant to a Regulation D, Rule 506 offering for a purchase price of $1.75 per share. The Company accepted subscriptions only from accredited investors. Offerees were provided with a private placement memorandum containing detailed information about the Company and its plan. The Company required each prospective investor to represent in writing that (i) they had received and reviewed the private placement memorandum and understood the risks of an investment in the Company; (ii) they had the experience and knowledge with respect to similar investments which enabled them to evaluate the merits and risks of such investment, or they had obtained and relied upon an experienced independent adviser with respect to such evaluation; (iii) they had adequate means to bear the economic risk of such investment, including the loss of the entire investment; (iv) they had adequate means to provide for their current needs and possible personal contingencies; (v) they had no need for liquidity of their investment in the Company; (vi) they understood that the securities had not been registered under the Securities Act and may have not been registered or qualified under applicable state securities laws and, therefore, that they could not sell or transfer the securities unless the securities were subsequently registered or an exemption therefrom was available to them; (vii) they were acquiring the securities for investment solely for their own account and without any intention of reselling or distributing them; and (viii) they understood that the securities would bear a restrictive legend prohibiting transfers except in compliance with the provisions of the securities, the subscription agreement executed by the purchaser and the applicable federal and state securities laws.

      (g) The Company issued 796,429 units were purchased in June, July and September 1998 pursuant to a Regulation D, Rule 506 offering by three members of the management team of the Company, for a purchase price of $1.75 per unit, each unit consisting of one share and a one share purchase warrant for
every two shares purchased.   All units were purchased by three members of
the management team of the Company. Offerees were provided with a private placement memorandum containing detailed information about the Company and its plan. The Company required each prospective investor to represent in writing that (i) they had received and reviewed the private placement memorandum and understood the risks of an investment in the Company; (ii) they had the experience and knowledge with respect to similar investments which enabled them to evaluate the merits and risks of such investment, or they had obtained and relied upon an experienced independent adviser with respect to such evaluation; (iii) they had adequate means to bear the economic risk of such investment, including the loss of the entire investment; (iv) they had adequate means to provide for their current needs and possible personal contingencies; (v) they had no need for liquidity of their investment in the Company; (vi) they understood that the securities had not been registered under the Securities Act and may have not been registered or qualified under applicable state securities laws and, therefore, that they could not sell or transfer the securities unless the securities were subsequently registered or an exemption therefrom was available to them;
(vii) they were acquiring the securities for investment solely for their own account and without any intention of reselling or distributing them; and
(viii) they understood that the securities would bear a restrictive legend prohibiting transfers except in compliance with the provisions of the securities, the subscription agreement executed by the purchaser and the applicable federal and state securities laws.

     (h) The Company issued 1,215,000 units on September 4, 1998 pursuant to a Regulation D, Rule 506 offering for a purchase price of $3.25 per unit, each unit consisting of one share and a one share purchase warrant for every
two shares purchased.   The Company accepted subscriptions only from
accredited investors. Offerees were provided with a private placement memorandum containing detailed information about the Company and its plan. The Company required each prospective investor to represent in writing that
(i) they had received and reviewed the private placement memorandum and understood the risks of an investment in the Company; (ii) they had the experience and knowledge with respect to similar investments which enabled them to evaluate the merits and risks of such investment, or they had obtained and relied upon an experienced independent adviser with respect to such evaluation; (iii) they had adequate means to bear the economic risk of such investment, including the loss of the entire investment; (iv) they had adequate means to provide for their current needs and possible personal contingencies; (v) they had no need for liquidity of their investment in the Company; (vi) they understood that the securities had not been registered under the Securities Act and may have not been registered or qualified under applicable state securities laws and, therefore, that they could not sell or transfer the securities unless the securities were subsequently registered or an exemption therefrom was available to them; (vii) they were acquiring the securities for investment solely for their own account and without any intention of reselling or distributing them; and (viii) they understood that the securities would bear a restrictive legend prohibiting transfers except in compliance with the provisions of the securities, the subscription agreement executed by the purchaser and the applicable federal and state securities laws. Yorkton served as placement agent for this private placement. As compensation, Yorkton received share purchase warrants to purchase 75,200 shares at an exercise price of $3.58.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Nevada Revised Statutes and certain provisions of the Company's Bylaws under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities that they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Bylaws and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the stockholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and must not have been adjudged liable for negligence or misconduct.

     Indemnification may also be granted pursuant to the terms of agreements that may be entered in the future or pursuant to a vote of stockholders or Directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.

                              PENNACO ENERGY, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT ACCOUNTANTS' REPORT


The Board of Directors
Pennaco Energy, Inc.:


We have audited the accompanying balance sheet of Pennaco Energy, Inc. (a development stage company) as of September 30, 1998, and the related statements of operations, stockholders' deficit and cash flows for the period from January 26, 1998 (inception) to September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaco Energy, Inc. as of September 30, 1998, and the results of its operations and its cash flows for the period from January 26, 1998 (inception) to September 30, 1998, in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP


Denver, Colorado
November 20, 1998

                                PENNACO ENERGY, INC.
                           (A Development Stage Company)

                                   Balance Sheet

                                 September 30, 1998


                                                                                    PRO FORMA
                       ASSETS                                       HISTORICAL       (NOTE 2)
                                                                   ------------     -----------
                                                                                    (unaudited)

Current assets:
   Cash                                                            $  1,358,125     22,966,124
   Drilling deposit                                                     250,000        250,000
   Prepaid expenses and other current assets                             78,753         78,753
                                                                   ------------     ----------

         Total current assets                                         1,686,878     23,294,877
                                                                   ------------     ----------

Property and equipment:
   Undeveloped oil and gas properties, at cost (using the
      successful efforts method of accounting)
      (note 9)                                                       16,054,802      9,054,802
   Computer software and equipment                                      176,993        176,993
   Furniture and fixtures                                                69,092         69,092
                                                                   ------------     ----------

                                                                     16,300,887      9,300,887
   Less accumulated depreciation                                        (34,217)       (34,217)
                                                                   ------------     ----------

         Net property and equipment                                  16,266,670      9,266,670
                                                                   ------------     ----------

Deferred income tax asset                                             1,280,000      1,280,000

Other assets                                                             64,415         64,415
                                                                   ------------     ----------

                                                                  $  19,297,963     33,905,962
                                                                   ------------     ----------
                                                                   ------------     ----------

                                                                   (Continued)

                                PENNACO ENERGY, INC.
                           (A Development Stage Company)

                                   Balance Sheet


                                                                                     PRO FORMA
          LIABILITIES AND STOCKHOLDERS' EQUITY                      HISTORICAL        (NOTE 2)
                                                                   ------------     -----------
                                                                                    (unaudited)
Current liabilities:
   Bridge loan payable, including accrued interest (note 3)        $  3,241,867             --
   Note payable to shareholder, including accrued interest
       (note 3)                                                         504,583             --
   Lease acquisitions payable                                         2,645,551             --
   Accounts payable and accrued liabilities                             286,006        286,006
   Income tax payable                                                        --      7,560,000
                                                                   ------------     ----------

         Total current liabilities                                    6,678,007      7,846,006

Stockholders' equity (note 6):
   Common stock, $.001 par value. Authorized 50,000,000
      shares; 14,795,179 shares issued and outstanding                   14,795         14,795
   Additional paid-in capital                                        16,681,499     16,681,499
   Retained earnings (deficit) accumulated during the
      development stage                                              (4,076,338)     9,363,662
                                                                   ------------     ----------

         Total stockholders' equity                                  12,619,956     26,059,956
                                                                   ------------     ----------
                                                                   ------------     ----------
Commitments (note 8)

                                                                   $ 19,297,963     33,905,962
                                                                   ------------     ----------
                                                                   ------------     ----------

See accompanying notes to financial statements.

                                PENNACO ENERGY, INC.
                           (A Development Stage Company)

                              Statement of Operations

           Period from January 26, 1998 (inception) to September 30, 1998

Interest income                                                   $      30,250
                                                                  -------------
Expenses:
   Exploration                                                        1,784,069
   Depreciation and amortization                                         34,217
   General and administrative (note 6)                                2,918,356
   Interest expense, including $4,583 payable to shareholder            649,946
                                                                  -------------

         Total expenses                                               5,386,588
                                                                  -------------

         Loss before income taxes                                    (5,356,338)

Income tax benefit                                                    1,280,000
                                                                  -------------

         Net loss and deficit accumulated during the
            development stage                                     $  (4,076,338)
                                                                  -------------
                                                                  -------------

Loss per share                                                    $        (.38)
                                                                  -------------
                                                                  -------------

Weighted average common shares outstanding                           10,615,560
                                                                  -------------
                                                                  -------------

See accompanying notes to financial statements.

                                PENNACO ENERGY, INC.
                           (A Development Stage Company)

                          Statement of Stockholders' Equity

            Period from January 26, 1998 (inception) to September 30, 1998

                                                               COMMON STOCK            ADDITIONAL
                                                         ------------------------        PAID-IN      ACCUMULATED
                                                           SHARES        AMOUNT          CAPITAL        DEFICIT          TOTAL
                                                         ----------     ---------      -----------    -----------     ----------
BALANCES AT JANUARY 26, 1998 (INCEPTION)                         --     $      --               --             --             --

Common stock issued in connection with share
  exchange (note 1)                                         995,000           995             (995)            --             --
Common stock issued, net of offering costs of
  $178,014 (note 6)                                      12,030,000        12,030       10,607,551             --     10,619,581
Compensation relating to common stock and
  warrants issued (note 6)                                       --            --        1,340,000             --      1,340,000
Stock option compensation (note 6)                               --            --          450,000             --        450,000
Units issued, net of offering costs of $288,225
  (note 6)                                                1,770,179         1,770        4,268,443             --      4,270,213
Warrants issued for services (note 6)                            --            --           16,500             --         16,500
Net loss for the period                                          --            --               --     (4,076,338)    (4,076,338)
                                                         ----------     ---------       ----------     ----------     ----------
BALANCES AT SEPTEMBER 30, 1998                           14,795,179     $  14,795       16,681,499     (4,076,338)    12,619,956
                                                         ----------     ---------       ----------     ----------     ----------
                                                         ----------     ---------       ----------     ----------     ----------

See accompanying notes to financial statements.

                                PENNACO ENERGY, INC.
                           (A Development Stage Company)

                              Statement of Cash Flows

           Period from January 26, 1998 (inception) to September 30, 1998

Cash flows from operating activities:
   Net loss                                                                          $  (4,076,338)
   Adjustments to reconcile net loss to net cash used in
      operating activities:
         Depreciation and amortization                                                      34,217
         Compensation relating to common stock and warrants issued                       1,340,000
         Stock option compensation                                                         450,000
         Warrants issued for services                                                       16,500
         Increase in accrued interest on bridge loan and note payable                       46,450
         Deferred income tax benefit                                                    (1,280,000)
         Increases in operating assets and liabilities:
              Prepaid expenses and other current assets                                    (78,753)
              Other assets                                                                 (64,415)
              Accounts payable and accrued liabilities                                     286,006
                                                                                     -------------

                 Net cash used in operating activities                                  (3,326,333)
                                                                                     -------------

Cash flows from investing activities:
   Capital expenditures                                                                (16,300,887)
   Drilling deposit                                                                       (250,000)
   Increase in lease acquisitions payable                                                2,645,551
                                                                                     -------------

                 Net cash used by investing activities                                 (13,905,336)
                                                                                     -------------

Cash flows from financing activities:
   Proceeds from issuance of bridge loan                                                 3,200,000
   Proceeds from issuance of note payable                                                  500,000
   Proceeds from issuance of common stock, net of offering costs                        14,889,794
                                                                                     -------------

                 Net cash provided by financing activities                              18,589,794
                                                                                     -------------
                 Net increase in cash                                                    1,358,125

Cash at beginning of period                                                                     --
                                                                                     -------------

Cash at end of period                                                                 $  1,358,125
                                                                                     -------------
                                                                                     -------------

Supplemental disclosures of cash flow information:
   Cash paid for interest                                                             $    603,496
                                                                                     -------------
                                                                                     -------------

   Cash paid for income taxes                                                         $         --
                                                                                     -------------
                                                                                     -------------

See accompanying notes to financial statements.

                              PENNACO ENERGY, INC.
                         (A Development Stage Company)

                               September 30, 1998

                         Notes to Financial Statements

(1)  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  ORGANIZATION AND BASIS OF PRESENTATION

          Pennaco Energy, Inc. (the "Company") is an independent, energy company primarily engaged in the acquisition and development of natural gas production from coal bed methane properties in the Rocky Mountain region of the United States. The Company was incorporated on January 26, 1998 under the laws of the state of Nevada and its headquarters are in Denver, Colorado.

          The Company's activities to date have been limited to organizational activities, prospect development activities, and acquisition of leases and option rights. The Company currently has oil and gas lease rights in the Powder River Basin in northeastern Wyoming and southeastern Montana. Currently the Company has no revenue producing operations. Accordingly, the Company is considered to be in the development stage.

          The Company was incorporated as a wholly-owned subsidiary of International Metal Protection Inc. (International Metal). Subsequently, all of the outstanding shares of International Metal were exchanged for shares of the Company and International Metal was merged into the Company. The 995,000 shares issued in the exchange were recorded at their par value of $.001 per share as International Metal had no assets or liabilities at the date of the merger. International Metal and its predecessor, AKA Video Communications Inc., had been inactive for the two years ended December 31, 1997 and prior thereto.

          The Company's year end is December 31.

     (B)  USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (C)  SIGNIFICANT RISKS

          The Company is subject to a number of risks and uncertainties inherent in the oil and gas industry. Among these are risks related to fluctuating oil and gas prices, uncertainties related to the estimation of oil and gas reserves and the value of such reserves, effects of competition and extensive environmental regulation, risks associated with the search for and the development of oil and gas reserves, and many other factors, many of which are necessarily beyond the Company's control. The Company's financial condition and results of operations will depend

                                                                   (Continued)
                                       F-8
          significantly upon the Company's ability to find and develop natural gas and oil reserves and upon the prices received for natural gas and oil produced, if any. These prices are subject to fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are beyond the control of the Company.

     (D)  CASH AND CASH EQUIVALENTS

          The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

     (E)  OIL AND GAS ACTIVITIES

          The Company follows the successful efforts method of accounting for its oil and gas activities. Accordingly, costs associated with the acquisition, drilling and equipping of successful exploratory wells are capitalized. Geological and geophysical costs, delay and surface rentals and drilling costs of unsuccessful exploratory wells are charged to expense as incurred. Costs of drilling development wells, both successful and unsuccessful, are capitalized. Upon the sale or retirement of oil and gas properties, the cost thereof and the accumulated depreciation and depletion are removed from the accounts and any gain or loss is credited or charged to operations. Depletion of capitalized acquisition, exploration and development costs is computed on the units-of-production method by individual fields as the related proved reserves are produced.

          Capitalized costs of unproved properties are assessed periodically and a provision for impairment is recorded, if necessary, through a charge to operations.

          Proved oil and gas properties are assessed for impairment on a field-by-field basis. If the net capitalized costs of proved oil and gas properties exceeds the estimated undiscounted future net cash flows from the property a provision for impairment is recorded to reduce the carrying value of the property to its estimated fair value.

     (F)  OTHER PROPERTY AND EQUIPMENT

          Other property and equipment is recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which range from 3 to 15 years.

     (G)  INCOME TAXES

          The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES (SFAS
          109). SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date.

     (h)  STOCK-BASED COMPENSATION

          Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS 123). This statement defines a fair value method of accounting for its stock compensation plans. SFAS 123 allows an entity to measure compensation costs for these plans using the intrinsic value based method of accounting as prescribed in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25). The pro forma disclosures of net loss and loss per share required by SFAS 123 are included in note 5.

     (i)  LOSS PER SHARE

          Loss per share is based on the weighted average number of common shares outstanding during the period. Outstanding stock options and warrants were excluded from the computation as their effect was antidilutive.

(2)  CMS TRANSACTION

     On October 23, 1998, the Company and CMS Oil and Gas Company signed a definitive agreement (the "CMS Agreement") relating to the development of the Company's Powder River Basin acreage (the "CMS Transaction"). Pursuant to the terms of the CMS Agreement, CMS Oil and Gas Company will acquire an undivided 50% working interest in approximately 490,500 net acres of Pennaco's leasehold position in the Powder River Basin for $28,000,000. The Company acquired the leasehold position which is being conveyed to CMS in the CMS Transaction for approximately $7,000,000. The purchase price provided for in the CMS Agreement was the result of arm's length negotiations between the Company and CMS. The CMS Agreement provides for the development of the Company's lease acreage, with Pennaco and CMS each operating approximately 50% of the wells drilled in the are of mutual interest. As is customary in oil and gas leasehold transactions, the agreement provides for the adjustment of the purchase price for title defects discovered prior to closing and for the opportunity for one party to participate in acquisitions made by the other party in the area of mutual interest defined in the agreement. The agreement also provides for a preferential purchase right to the other party in the event either CMS or the Company attempted to sell all or a portion of its interest in the acreage covered by the agreement. All of the leases in the area of mutual interest are dedicated to CMS Gas Transmission and Storage, an affiliate of CMS Oil and Gas Company, for gathering, compression and transportation.

     Pursuant to the terms of the CMS Transaction, CMS agreed to pay Pennaco $5,600,000 of earnest money in the form of a bridge loan (the "CMS Bridge Loan") which is secured by substantially all of the Company's oil and gas leases. Approximately $3,200,000 of such amount was paid directly to existing creditors of the Company. The CMS Transaction is structured such that the conveyance of the working interests will occur at two separate closings. The first closing occurred on November 20, 1998, and the second closing is scheduled to occur on January 15, 1999. The Company received $7,600,000 at the first closing and will receive $14,800,000 at the second closing, subject to customary closing adjustments. The CMS Bridge Loan will be canceled if both closings occur or if the buyer wrongfully fails to close or fails to meet the seller's conditions to closing. The CMS Transaction is subject to cancellation if the title to greater than 20% of the lease acreage subject to the CMS Agreement is deemed defective and incurable.

     The unaudited pro forma balance sheet of the Company as of September 30, 1998 gives effect to the sale of the interest in the properties and the use of a portion of the proceeds to repay the note payable to shareholders and lease acquisitions payable, all as if the transactions had occurred on that date.

(3)  BRIDGE LOAN

     The Company borrowed $3,200,000 under the CMS Bridge Loan. The bridge loan is payable on October 23, 1998 with interest at 18%. The CMS Bridge Loan is secured by undeveloped oil and gas properties with a carrying value of approximately $2,668,000. The CMS Bridge Loan was repaid in full and the note was canceled on October 23, 1998.

(4)  NOTE PAYABLE TO SHAREHOLDER

     The unsecured note payable to shareholder bears interest at the prime rate (8.25% at September 30, 1998) and matures on December 31, 1998. Under the terms of the note, all interest will be forgiven if the loan is repaid in full prior to November 30, 1998. Interest payable on the note for the period from inception to September 30, 1998 was $4,583. The note payable was repaid in full on November 23, 1998, therefore no interest was due.

(5)  INCOME TAXES

     The income tax benefit of $1,280,000 includes a deferred federal income tax benefit of $1,210,000 and a deferred state income tax benefit of $70,000. The income tax benefit recorded for the period from inception to September 30, 1998 differs from the expected income tax benefit (based on the statutory rate of 34%) primarily as a result of state income taxes and stock and stock option compensation which is not deductible for tax purposes.


     At September 30, 1998, the Company has a net operating loss carryforward for federal income tax purposes of approximately $(3,560,000) which is available to offset future federal taxable income, if any, through 2018. The tax effects of temporary differences that give rise to the deferred tax assets at September 30, 1998 are a result of the net operating loss carryforward.

(6)  STOCKHOLDERS' EQUITY

     (a)  COMMON STOCK

          Since it's formation in January 1998, the Company completed four private placement offerings of common stock. In February 1998, 500,000 shares were issued at $.10 per share. Proceeds to the Company were approximately $50,000. Also in February 1998, 4,530,000 shares were issued at $.22 per share. Proceeds to the Company were approximately $997,000. In April 1998, 5,000,000 shares were issued at $1.25 per share. The proceeds to the Company were $6,250,000. In June 1998, 2,000,000 shares were issued at $1.75 per share. Proceeds to the Company were approximately $3,500,000. The Company incurred approximately $723,000 in offering costs relating to these offerings, which have been charged to additional paid-in capital.

          In June 1998, the Company offered certain individuals the right to acquire common stock at $1.75 per share along with a share purchase warrant for every two shares purchased, conditioned upon their acceptance of employment as officers of the Company.

          No compensation cost was recorded for the individuals who commenced employment with the Company prior to July 1, 1998 (the date the Company's common stock commenced trading) as the estimated fair value of common stock approximated the common stock issuance price and the warrant exercise price. Compensation expense of $450,000 was recorded for the shares and warrants issued subsequent to July 1, 1998 based on the difference between the closing price per share on the last trading day prior to the date of employment with the Company and the common stock issuance price and the warrant exercise price.

          During the period from inception to September 30, 1998 a total of 796,429 units were issued at $1.75 per unit to officers and key employees of the Company. The units consist of one share of common stock and one warrant for each two shares issued. The warrants have an exercise price of $1.75 per share in the first year and $1.96 per share in the second year and are exercisable at any time.
           Proceeds to the Company were approximately $1,394,000.

          In September 1998, the Company issued 1,215,000 Units at $3.25 per unit, consisting of one share of common stock and one warrant for each two shares issued. The warrants have an exercise price of $5.00 per share and may be exercised any time prior to March 4, 1999. Under the terms of the stock subscription agreement 25% of the proceeds from a certain party, or $763,750, are subject to an Escrow Arrangement, which provides that the shares and the shares of common stock underlying the warrants are to be registered for resale under the Securities Act of 1993 (the "Act") with the U.S. Securities and Exchange Commission, which the Company has undertaken to have accomplished by December 31, 1998. The Company has also undertaken to have the shares qualified by way of an exemption order provided by the respective Securities Commissions in Canada. Proceeds to the Company were approximately $3,165,000 exclusive of the proceeds placed in escrow. Offering costs of $288,225 were charged to additional paid in capital.

          The escrow proceeds of $763,750 were deposited into an interest bearing escrow account together with certificates representing the Units to be purchased. In the event the registration statement is not declared effective or the Canadian exemption orders are not obtained on or before the December 31, 1998, the subscribers to the Offering are entitled to receive either (a) an additional Unit for each 10 Units purchased in the Offering, or (b) a refund from the escrow of 25% of the amount paid with their subscription, plus interest thereon. The subscribers are also entitled to receive an additional Unit for each 10 Units previously acquired in the Offering in the event that the Company does not maintain an effective registration statement effective until such time as the registered securities may be resold pursuant to Rule 144 promulgated under the Act. The cash in escrow and the related units are not reflected in the accompanying financial statements.

     (b)  WARRANTS

          The Company issued warrants to purchase 128,000 shares of common stock to a company for corporate finance services for a period of one year commencing April 15, 1998. The warrants are exercisable at $1.25 per share anytime after April 15, 1999 and expire April 15, 2000. The estimated fair value of the warrants issued of $16,500 was charged to expense during the period from January 26, 1998 to September 30, 1998. In September 1998, the Company agreed to issue warrants to purchase 75,200 shares of common stock to the same company in connection with the placement of units in the September 1998 unit offering. The warrants are exercisable at a price of $3.58 per share and expire September 4, 2000.

     (c)  STOCK OPTION, WARRANT AND INCENTIVE PLAN

          On March 24, 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the Plan). The aggregate number of shares which may be issued as awards under the Plan is 4,500,000 shares. As of September 1998, options to purchase common stock have been granted to key employees and directors at exercise prices ranging from $1.25 to $5.00 per share.

          Stock option activity for the Plan for the period from inception to September 30 is as follows:

                                                                     WEIGHTED
                                                                      AVERAGE
                                                                     EXERCISE
                                                    NUMBER OF          PRICE
                                                     OPTIONS         PER SHARE
                                                    ---------        ---------
          BALANCE, JANUARY 26, 1998 (INCEPTION)            --        $      --
             Granted                                2,960,150             2.70
             Canceled                                (200,000)            1.25
                                                    ---------
          BALANCE, SEPTEMBER 30, 1998               2,760,150             2.81
                                                    ---------
                                                    ---------


     A summary of the range of exercise prices and the weighted-average contractual life of outstanding stock options at September 30, 1998, is as follows:

                          NUMBER        WEIGHTED    WEIGHTED        NUMBER       WEIGHTED
                        OUTSTANDING     AVERAGE      AVERAGE     EXERCISABLE     AVERAGE
                        SEPTEMBER 30,   EXERCISE    REMAINING    SEPTEMBER 30,   EXERCISE
                            1998         PRICE     LIFE (YEARS)      1998         PRICE
                        -------------   --------   -----------   -------------   --------
      $        1.25       800,000       $  1.25         9.6         612,500      $  1.25
               2.50       918,000          2.50         8.7              --           --
               3.25       430,000          3.25         4.8              --           --
               5.00       612,150          5.00         4.4              --           --
                        ---------                                   -------
      $ 1.25 - 5.00     2,760,150          2.81         7.4         612,500         1.25
                        ---------       -------         ---         -------      -------
                        ---------       -------         ---         -------      -------

          The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. No compensation expense has been recognized for options granted at or above market value at date of grant. Compensation expense of $1,340,000 has been recorded for the period from inception to September 30, 1998 for options granted below the market value, based upon the difference between the option price and the quoted market price at the date of grant.

          Had compensation cost for the Company's stock-based compensation plans been determined based upon the fair value of options on the grant dates, consistent with the provisions of SFAS 123, the Company's pro forma net loss and loss per share for the period from January 26, 1998 to September 30, 1998 would have been $(6,682,454) and $(.63), respectively.

          The weighted average fair value of options granted during 1998 was $1.33 per share. The weighted average remaining contractual life of all options outstanding at September 30, 1998 was approximately
          6.2 years. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: no expected dividends, expected life of the options of 1 to 10 years, volatility of 72%, and a risk-free interest rate of 5.5%.

(7)  RELATED PARTY TRANSACTIONS

     RIS Resources International Corporation (RIS International) owns
     4,000,000 shares of the Company's common stock. A member of the Board of Directors of the Company also serves as the President and as a member of the Board of Directors of RIS International. From April 1, 1998 through June 22, 1998 he served as an officer of the Company. Since that time he has consulted with the Company and has received approximately $5,700 as compensation for his services.

     During the period from inception to September 30, 1998, a company for which the Company's Chairman serves as a director provided administrative services for the Company for which it received compensation of approximately $16,000.

     One of the Company's Directors provided legal services to the Company during the period from inception to September 30, 1998. The Director's firm was paid approximately $148,000 and the Director was paid approximately $15,000 for the period from inception to September 30, 1998.

(8)  COMMITMENTS

     (a)  EMPLOYMENT AGREEMENTS

          The Company has entered into four-year employment agreements with two officers, its President and its Chief Financial Officer and Executive Vice President. Under the terms of the agreement with the President, if employment is terminated without cause prior to June 1, 1999, the President is entitled to termination compensation of $2,000,000, or $3,000,000 if he is terminated without cause after June 1, 1999 but before the expiration of his employment agreement in June 2002. Under terms of the agreement with the Executive Vice President and Chief Financial Officer, if employment is terminated without cause prior to July 1, 1999, the chief Financial Officer and Executive Vice President is entitled to termination compensation of $400,000, $750,000 if he is terminated without cause after July 1, 1999 but before July 1, 2000 and $1,250,000 if he is terminated without cause thereafter but prior to the expiration of his employment agreement.

     (b)  LEASE COMMITMENTS

          The Company entered into an amendment to its office lease agreement in Denver, Colorado effective June 1, 1998. The amended lease covers 11,524 square feet for a term of two years and four months. During the term of the lease, rent is payable in the amount of $172,860 base rent per year. During the four months of the lease from June 1, 1998 through September 30, 1998, the Company paid $57,620 in rent.

(9)  DISCLOSURES ABOUT CAPITALIZED COSTS, COST INCURRED AND RESERVES

     Costs incurred in oil and gas producing activities for the period from January 26, 1998 to September 30, 1998 are as follows:

          Unproved property acquisition costs          $   16,054,802
                                                       --------------
                                                       --------------

     Certain of the Company's undeveloped oil and gas properties have reserves classified as proved undeveloped; however, such amounts are not significant.

                                    PART III

ITEM 1.   INDEX TO EXHIBITS.

     +3.1      Articles of Incorporation

     +3.2      By-laws

    +10.1      Mineral Lease Purchase Agreement dated February 23, 1998 between
               High Plains Associates, Inc. and Pennaco Energy, Inc.

    +10.2      Letter Agreement dated January 23, 1998 between High Plains
               Associates, Inc. and Taylor Oil Properties

    +10.3 Assignment of Option and Exercise of Option dated March 6, 1998 between High Plains Associates, Inc. and Pennaco Energy, Inc.

    +10.4      Agreement dated March 6, 1998 between High Plains Associates,
               Inc. and Pennaco Energy, Inc.

    +10.5      Pennaco Energy, Inc. 1998 Stock Option and Incentive Plan

    +10.6      Form of Pennaco Energy, Inc. Incentive Stock Option Agreement

    +10.7      Form of Pennaco Energy, Inc. Non-Statutory Stock Option Agreement

    +10.8      Employment Agreement dated June 10, 1998 between Pennaco Energy,
               Inc. and Paul M. Rady

    +10.9      Employment Agreement dated July 2, 1998 between Pennaco Energy,
               Inc.  and Glen C. Warren

    +10.10     Secured Promissory Note dated August 13, 1998 from Pennaco
               Energy,  Inc. to Venture Capital Sourcing, SA

    +10.11 Second Amendment to Security Agreement dated August 13, 1998 between Pennaco Energy, Inc. and Venture Capital Sourcing, SA

    +10.12     Purchase and Sale Agreement between Pennaco Energy, Inc., as
               Seller and CMS Oil and Gas Company, as Buyer, dated October 23,
               1998

    +10.13     Secured Promissory Note dated October 23, 1998 from Pennaco
               Energy, Inc. to CMS Oil and Gas Company

    *10.14     Sublease Agreement dated October 23, 1998 between Pennaco
               Energy, Inc. and Evansgroup, Inc.

    *10.15     Agreement Regarding The Drilling of Coal Bed Methane Wells

    *16        Letter of David E. Coffey, C.P.A. dated December 18, 1998.

    *27        Financial Data Schedule

--------------
+    Previously filed
*    Filed herewith

ITEM 2.        DESCRIPTION OF EXHIBITS.

     As appropriate, the issuer should file those documents required to be filed as Exhibit Number 2, 3, 5, 6, and 7 in Part III of Form 1-A. The registrant also shall file:

     (12) ADDITIONAL EXHIBITS - Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

     13. FORM F-X - Canadian issuers shall file a written irrevocable consent and power of attorney on Form F-X.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PENNACO ENERGY, INC.



                                       By: /s/ Paul M. Rady
                                           -----------------------------------
                                           Paul M. Rady, President and Chief
                                           Executive Officer